

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 16, 2021

Neal Menashe
Chief Executive Officer
Super Group (SGHC) Ltd
Bordeaux Court, Les Echelons
St. Peter Port, Guernsey, GY1 1AR

> **Re: Super Group (SGHC) Ltd**
> **Amendment No. 3 to Registration Statement on Form F-4**
> **Filed December 7, 2021**
> **File No. 333-259395**

Dear Mr. Menashe:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-4

Dilution Upon Closing, page 20

1. Since you no longer present the financial statements for the period ended June 30, 2021 on page F-25, please eliminate your reference to these financial statements in footnote (1).

Summary of the Proxy Statement/Prospectus
Interests of SEAC's Directors, Officers and Advisors in the Business Combination, page 25

2. We note your disclosure that "the Founders, the Sellers and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or execute agreements to purchase shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of common

stock or vote their shares in favor of the proposals." Please tell us how these purchases comply with Rule 14e-5 of the Exchange Act.

<u>Comparative Per Share Information, page 35</u>

3.   The pro forma basic and diluted earnings per share under the maximum redemption and mid-point redemption scenarios disclosed on page 36 do not agree to the amounts in the pro forma statement of operations on page 241. Please reconcile and revise these disclosures.

<u>Material Tax Considerations</u>
<u>Material U.S. Federal Income Tax Considerations, page 135</u>

4.   Please revise your disclosure to specifically state that the disclosure in this section is the opinion of counsel. Please also revise Exhibit 8.1 to state the same. Please make conforming edits under the heading *Island of Guernsey Tax Considerations* on page 151 and in Exhibit 8.2. Refer to Staff Legal Bulletin No. 19 Section III.B.2.

<u>Selected Historical Financial Information of SEAC, page 181</u>

5.   The amount of the warrant liability as of September 30, 2021 does not agree to the amount presented in the consolidated balance sheet at this date on page F-26. Also, the net cash provided by investing and financing activities for the nine months ended September 30, 2021 as disclosed on page 181 do not agree to the amounts presented in the statement of cash flows for this period on page F-29. Please reconcile and revise these disclosures.

<u>Summary Unaudited Pro Forma Condensed Combined Financial Information, page 185</u>

6.   Your pro forma condensed combined stockholders' equity as of June 30, 2021 assuming no share redemptions as disclosed on page 186 does not agree to that disclosed in the pro forma statement of financial position as of this date on page 240. Also, the pro forma net loss and basic and diluted net loss for the year ended December 31, 2020 assuming maximum redemption of shares and assuming mid-point redemptions as disclosed on page 186 do not agree to those disclosed in the pro forma statement of operations for this period on page 241. Please reconcile and revise these disclosures.

<u>Unaudited Pro Forma Condensed Combined Financial Information</u>
<u>Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 243</u>

7.   Refer to footnotes (f) and (bb) - Please explain why the amounts of the IFRS 2 charge for listing services under the maximum redemption and mid-point redemption scenarios in footnote (f) do not agree to the corresponding amounts disclosed in footnote (bb). Please advise or revise.

Financial Statements of Sports Entertainment Acquisition Corp. for the Fiscal Year Ended December 31, 2020
Notes to Financial Statements
Note 2 - Restatement of Previously Issued Financial Statements, page F-10

8. Please tell us why you no longer disclose your restatement for the warrant reclassification. Refer to the guidance in ASC 250-10-50-7.

Exhibits

9. Please revise your legal opinion filed as Exhibit 5.1 to include all of the shares you are registering on this F-4. In this regard, it appears you are not opining on the 485,000,000 NewCo Ordinary Shares issuable in exchange for the shares of SGHC held by the Pre-Closing Holders in connection with the Reorganization. In addition, please remove the assumption in Section 3.1.9, as it appears this "assumes away" the duly authorized opinion. Refer to Staff Legal Bulletin No. 19 Section II.B.3.a.

You may contact Keira Nakada at 202-551-3659 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Rachel D. Phillips, Esq.